FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on power generation increase of Huaneng Power Inc. (the “Registrant”) in the first three quarters of 2010, made by the Registrant on October 14, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION INCREASES 32%
IN THE FIRST THREE QUARTERS OF 2010

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation in the first three quarters of 2010.

According to the Company’s preliminary statistics, as of 30 September 2010, the Company’s total domestic power generation within China on consolidated basis amounted to 190.903 billion kWh, representing an increase of 32% over the same period last year. Accumulated on-grid electricity sold amounted to 179.635 billion kWh.

The increase in power generation of the Company was mainly attributable to the following reasons:

1.
the Company has increased its sales efforts, thereby grasping the growth trend of the national economy in 2010 and the favourable conditions for substantial increase in the national electricity demand, expanding various marketing channels and increasing power generation;

2.
under the impact of the global financial crisis, the national electricity demand for the first three quarters of 2009 was depressed. The base number of the power generation was relatively lower, resulting in a relatively higher growth in 2010 as compared to the same period of last year; and

3.	the electricity generation contributable by the new generating units.

The power generation/on-grid electricity sold by each of the Company’s domestic power plants in the first three quarters of 2010 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first three quarters of 2010	Power generation for the first three quarters of 2009	Change	On-grid electricity sold for the first three quarters of 2010

Liaoning Province
Dalian	6.120	6.152	-0.52%	5.825
Dandong	3.010	2.929	2.77%	2.864
Yingkou	7.405	6.863	7.90%	6.947
Yingkou Co-generation	2.790	—	—	2.595

Inner Mongolia
Huade Wind Power	0.095	—	—	0.093

Hebei Province
Shang’an	10.447	8.638	20.94%	9.810

Gansu Province
Pingliang	5.940	3.567	66.53%	5.612

Beijing
Beijing Co-generation	3.491	3.061	14.05%	3.085

Tianjin
Yangliuqing Co-generation	4.823	4.202	14.78%	4.491

Shanxi Province
Yushe	3.695	3.317	11.40%	3.409

Shandong Province
Dezhou	12.134	10.966	10.65%	11.452

Jining	3.921	1.513	159.15%	3.631
Xindian	2.716	2.483	9.38%	2.551
Weihai	3.002	2.660	12.86%	2.828
Rizhao Phase II	6.232	5.174	20.45%	5.910

Henan Province
Qinbei	10.437	8.731	19.54%	9.840

Jiangsu Province
Nantong	6.530	5.604	16.52%	6.238
Nanjing	2.804	2.541	10.35%	2.644
Taicang	8.959	8.340	7.42%	8.217
Huaiyin	6.048	5.255	15.09%	5.691
Jinling (Combined-cycle)	1.656	1.891	-12.43%	1.616
Jinling (Coal-fired)	5.166	—	—	4.888
Qidong Wind Power	0.157	0.105*	49.52%	0.154

Shanghai
Shidongkou First	5.938	5.175	14.74%	5.582
Shidongkou Second	4.875	4.663	4.55%	4.673
Shanghai Combined-cycle	1.634	0.674	142.43%	1.594
Shidongkou Power	3.481	—	—	3.278

Chongqing
Luohuang	8.976	7.402	21.26%	8.250

Zhejiang Province
Changxing	1.077	1.187	-9.27%	0.989
Yuhuan	16.871	14.762	14.29%	16.069

Hunan province
Yueyang	4.048	3.245	24.75%	3.765

Jiangxi Province
Jinggangshan	6.022	2.096	187.31%	5.732

Fujian Province
Fuzhou	5.750	5.975	-3.77%	5.471

Guangdong Province
Shantou Coal-fired	5.372	4.615	16.40%	5.019
Haimen	9.281	1.023	807.23%	8.822

Total	190.903	144.704	32%	179.635

*
The figures relating to the power generation of Qidong Wind Power Plant for the first three quarters of 2009 are included for reference only and were not accounted for in the Company’s total power generation for the first three quarters of 2009.

The accumulated power generation of Tuas Power Limited in Singapore for the first three quarters of 2010 accounted for a market share of 24.6% in Singapore, representing an increase of 0.4 percentage points as compared to 24.2% of the same period last year.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)

Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
14 October 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    October 14, 2010